UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________

FORM 6-K

______________

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2016

CHINA CERAMICS CO., LTD.

(Translation of registrant's name into English)

c/o Jinjiang Hengda Ceramics Co., Ltd.

Junbing Industrial Zone, Anhai, Jinjiang City, Fujian Province, PRC

Telephone +86 (595) 8576 5053

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Transfer of Listing to the NASDAQ Capital Market

On March 23, 2016, China Ceramics Co., Ltd. (the “Company”) announced that its transfer application to list the Company’s securities on The NASDAQ Capital Market has been approved. The listing of the Company’s securities has been transferred from The NASDAQ Global Market to The NASDAQ Capital Market where each securities trading will continue trading under the same symbol “CCCL.” As previously announced, on September 21, 2015, the Company received a NASDAQ staff notification informing the Company that the bid price for the Company’s common shares had closed below the minimum $1.00 per share continued listing requirement. The Company was provided 180 days, or until March 21, 2016, to regain compliance by maintaining a minimum closing bid price of at least $1.00 for at least ten consecutive business days. Since the Company was not able to regain compliance with this continued listing requirement by the March 21, 2016 compliance deadline, as permitted under the NASDAQ rules, the Company voluntarily applied to transfer the listing of its common shares from the NASDAQ Global Market to The NASDAQ Capital Market. In connection with the transfer of the listing of the Company’s common shares to the NASDAQ Capital Market, the Company was granted an additional 180 day period, or until September 19, 2016 (the “Compliance Date”), to regain compliance with the minimum bid price rule by maintaining a minimum closing bid price of at least $1.00 for ten consecutive business days.

At its upcoming meeting of its stockholders, the Company intends to recommend for consideration and vote of its shareholders, among other things, a proposal to authorize a charter amendment to effect a reverse stock split of the Company’s issued and outstanding common shares that may be implemented by the Company’s Board at its discretion at any time prior to the Compliance Date to cure the minimum bid price deficiency, if necessary. If this proposal is approved by the Company’s shareholders, the Board could approve and implement a reverse stock split that could allow the closing bid price of the Company’s common shares on NASDAQ to be at least $1.00 per share for at least 10 consecutive business days prior to the Compliance Date, which would allow the Company to maintain the listing of its common shares on the NASDAQ Capital Market. If at any time before the Compliance Date, the closing bid price of the Company's common shares is at least $1.00 per share for the requisite period, the Company will regain compliance and the effecting of a reverse stock split may not be necessary. If the Company cannot demonstrate compliance by the Compliance Date or the Company does not comply with the terms of the extension granted by NASDAQ, the Company's common shares may then be subject to delisting.

This report contains statements which constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. These forward looking statements are based upon the Company’s present intent, beliefs or expectations, but forward looking statements are not guaranteed to occur and may not occur for various reasons, including some reasons which are beyond the Company’s control, including the Company’s ability to regain compliance with the continued listing requirements by the Compliance Date. The reader should not place undue reliance upon the Company’s forward-looking statements. Except as required by law, the Company undertakes no obligation to revise or update any forward looking statements in order to reflect any event or circumstance that may arise after the date of this Report.

Financial Statements and Exhibits.

Exhibit	Description

99.1	Press release dated March 23, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

CHINA CERAMICS CO., LTD.

By:	/s/ Hen Man Edmund
Hen Man Edmund, Chief Financial Officer

Date: March 24, 2016